UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 9, 2020, ObsEva SA (“ObsEva”) announced the retirement of current Chief Executive Officer, Dr. Ernest Loumaye, and appointment of his successor, Brian O’Callaghan as Chief Executive Officer and member of ObsEva’s Executive Committee. Dr. Loumaye will step down effective December 31, 2020, while Mr. O’Callaghan’s appointment will be effective December 1, 2020. Current Chief Executive Officer Dr Ernest Loumaye will continue to serve as a member of ObsEva’s Board of Directors. In connection with the appointment, Mr. O’Callaghan entered into an employment agreement with ObsEva USA Inc., ObsEva’s U.S. subsidiary, (the “Employment Agreement”). Under the terms of the Employment Agreement, Mr. O’Callaghan agreed to serve as ObsEva’s Chief Executive Officer, member of the Executive Committee, and member of the Board of Directors, subject to stockholder approval, in exchange for compensation in the form of salary, discretionary bonus and equity awards.

In addition to remaining on ObsEva’s Board of Directors following his retirement as Chief Executive Officer and overlap with Mr. O’Callaghan, Dr. Loumaye, co-founder of ObsEva, intends to enter into a consulting agreement with ObsEva to further assist in a smooth transition to Mr. O’Callaghan of the executive duties, pursuant to which he will be compensated at a rate to be determined.

A copy of the press release announcing Dr. Loumaye’s retirement and Mr. O’Callaghan’s appointment as his successor is filed with this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-222820, 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 9, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: November 9, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer